

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2017

Joseph K. Belanoff
Chief Executive Officer and President
Corcept Therapeutics Incorporated
149 Commonwealth Drive
Menlo Park, CA 94025

  Re: Corcept Therapeutics Incorporated
    Form 10-K for Fiscal Year Ended December 31, 2016
    Filed March 6, 2017
    File No. 000-50679

Dear Dr. Belanoff:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                Division of Corporation Finance
                Office of Healthcare & Insurance

cc: Alan C. Mendelson - Latham & Watkins LLP